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                                                                     EXHIBIT 1.1

                           ARTICLES OF ASSOCIATION OF
                           ALLIANZ AKTIENGESELLSCHAFT
                           VERSION DATED OCTOBER 2001

     Pursuant to Rule 306 of Regulation S-T, we hereby confirm that this document is a fair and accurate English translation of the Articles of Association (Satzung) of Allianz Aktiengesellschaft, as amended to the date hereof.

                                          By: /s/ Bernd Honsel
                                            ------------------------------------
                                              Bernd Honsel
                                              Prokurist and Chief Counsel

                                          By: /s/ Uta Gutknecht
                                            ------------------------------------
                                              Dr. Uta Gutknecht
                                              Prokuristin
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                             1  GENERAL PROVISIONS

ARTICLE 1

1   The Company's name is Allianz Aktiengesellschaft with registered offices in
Munich.

2   The Company heads an insurance group which is active in all classes of private insurance in the Company's home country and abroad. In addition, it holds participations in domestic and foreign insurance companies, industrial companies, investment companies and other enterprises.

     The Company is active in the investment sector as well as in the agency and service-rendering business.

     As a reinsurer, the Company primarily assumes insurance business from its Group companies and from other companies in which the Company holds direct or indirect participations.

3   The Company is authorised to transact any business and to take any measures which seem appropriate to serve the Company's object. It may form and acquire companies and acquire interests in companies as well as manage companies, or it may confine itself to managing its interests. Within the framework of its object, the Company is authorised to raise loans and to issue bonds.

4   Public announcements shall be published in the ,,Bundesanzeiger" (German
Federal Gazette).

5   The financial year shall correspond to the calendar year.

ARTICLE 2

1   The capital stock amounts to E 682,055,680. It is sub-divided into
266,428,000 no-par shares. Each no-par share shall be entitled to one vote. The shares issued in 2001 are entitled to dividend as from the beginning of the respective year.

2   The shares are registered and can only be transferred with the approval of the Company. Approval duly applied for will only be withheld if the Company deems this to be necessary in the interest of the Company on exceptional grounds; such grounds shall be made known to the applicant.

3   The Board of Management shall be authorised to increase the capital stock of the Company on one or more occasions until 10 July 2006 by up to E 300,000,000 in the aggregate, upon the approval of the Supervisory Board, by issuing new registered no-par shares against contributions in cash or in kind (Authorised Capital 2001/I). The Board of Management shall be authorised, upon the approval of the Supervisory Board, to exclude shareholders' subscription rights when shares are issued against contributions in kind. Whenever shares are issued against contributions in cash, the shareholders shall be granted subscription rights. However, the Board of Management shall be authorised, upon the approval of the Supervisory Board, to exclude fractional amounts from the shareholders' subscription rights. The Board of Management shall be further authorised, upon the approval of the Supervisory Board, to exclude shareholders' subscription rights in the case of a capital increase against contributions in cash when the issue price is not substantially lower than the market price. This authorisation, however, shall apply only to the extent that the number of shares issued without subscription rights -- in a manner consistent with the fourth sentence of Sec. 186 (3) of the German Stock Corporation Act -- does not exceed a total of 10% of the existing capital stock neither at the time when this authorisation becomes effective nor when it is exercised. This 10% limitation shall be inclusive of the sale of treasury shares, to the extent that this sale is made pursuant to an authorisation that excludes subscription rights in a manner consistent with the fourth sentence of Sec. 186 (3) of the German Stock Corporation Act and that is either applicable at the time when this
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authorisation becomes effective or that is replaced by a subsequent authorisation. Furthermore, this 10% limitation shall be inclusive of the number of shares necessary to meet obligations arising from bonds carrying conversion and/or other option rights, to the extent that these bonds have been issued pursuant to an authorisation that excludes subscription rights in a manner consistent with the fourth sentence of Sec. 186 (3) of the German Stock Corporation Act and that is either applicable at the time when this authorisation becomes effective or that is replaced by a subsequent authorisation.

     The Board of Management shall be authorised to determine additional rights of the shares as well as additional conditions of their issuance, upon the approval of the Supervisory Board.

4   The Board of Management shall be authorised to increase the capital stock of the Company on one or more occasions until 10 July 2006 by up to E 8,193,507.84 in the aggregate, upon the approval of the Supervisory Board, by issuing new registered no-par shares against contributions in cash (Authorised Capital 2001/II). The Board of Management shall be authorised, upon the approval of the Supervisory Board, to exclude shareholders' subscription rights in order to issue shares to the employees of Allianz AG and its group companies. The Board of Management shall be further authorised to exclude, upon the approval of the Supervisory Board, fractional amounts from the shareholders' subscription rights.

     The Board of Management shall be authorised to determine additional rights of the shares as well as additional conditions of their issuance, upon the approval of the Supervisory Board.

5   The Board of Management is authorised up to 7 July 2003, to increase the capital stock by up to E 2,556,459.41 by issuing registered shares. The Board of Management is entitled to exclude the subscription rights of the shareholders in order to grant bearers of conversion privileges or option rights issued by Allianz AG or its group member companies a right to subscribe to that number of new shares in future cash capital increases to which they would be entitled on exercising their option right or conversion privilege (Authorised Capital 1998).

6   The capital stock is conditionally increased by up to E 50,000,000 divided up into up to 19,531,250 no-par shares (Conditional Capital 2001). The conditional capital increase will be carried out only to the extent that the holders of convertible bonds or bonds with warrants -- issued by Allianz AG or companies in which it holds a direct or indirect controlling interest against payment in cash pursuant to an authorisation approved by the General Meeting on 11 July 2001 for the period up to 10 July 2006 -- exercise their conversion and/or option rights, or to the extent that the holders of mandatory convertible bonds -- issued by Allianz AG or companies in which it holds a direct or indirect controlling interest against payment in cash pursuant to an authorisation approved by the General Meeting on 11 July 2001 for the period up to 10 July 2006 -- fulfil their conversion obligation, and in so far as no treasury shares are delivered to the holders of bonds.

     The new shares are entitled to receive dividend payments from the start of the fiscal year in which they are issued due to the exercise of conversion and/or option rights or the fulfilment of the mandatory conversion.

7   If the capital stock is increased, the entitlement to a dividend of new shares can be determined contrary to Sec. 60 (2) of the German Stock Corporation Act.

ARTICLE 3

1   The shareholders shall not have the right to receive share certificates unless it is necessary pursuant to the rules applicable to a stock exchange where the shares are listed.

2   Profit participation certificates and renewal certificates will be issued to the bearer.
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                           2  THE BOARD OF MANAGEMENT

ARTICLE 4

1   The Board of Management shall consist of at least two persons. Otherwise the number of the members of the Board of Management shall be determined by the Supervisory Board.

2   Two members of the Board of Management or one member of the Board of
Management jointly with an executive vested with general power of attorney under German Law (Prokura) shall be entitled to represent the Company.

3   The Board of Management's disposition of the shares which the Company holds in Allianz Versicherungs-AG, Munich, and the granting of subscription rights for the latter's shares are subject to approval of the General Meeting of Allianz AG. This does not apply if the acquirer is a member company of the Group.

                            3  THE SUPERVISORY BOARD

ARTICLE 5

     The Supervisory Board shall consist of twenty members, of whom ten shall be elected by the shareholders and ten by the employees.

ARTICLE 6

1   The regular term of office for members of the Supervisory Board is five years. The term of office shall expire at the close of the General Meeting which resolves on the ratification of actions in respect of the fourth financial year after the beginning of the term of office, not counting the financial year in which the term of office begins.

2   The members and substitute members of the Supervisory Board may resign from office at anytime by submitting written declaration to the Board of Management of the Company.

3   In the event of a member withdrawing from the Supervisory Board before the end of the term of office without a substitute member taking his place, a successor shall be elected only for the remaining term of office of the withdrawing member.

ARTICLE 7

1   The Supervisory Board shall elect one of its members as Chairman and one or more Deputy Chairmen for a period corresponding to their term of office on the Supervisory Board.

2   The Chairman of the Supervisory Board having been elected, the Supervisory
Board shall constitute a quorum if all members have been invited or requested to cast a vote and if either ten members, including the Chairman, or else fifteen members participate in the voting.

ARTICLE 8

     The Supervisory Board may alter the wording of the Articles of Association.

ARTICLE 9

     Each member of the Supervisory Board will receive, in addition to the reimbursement of his out-of-pocket expenses, an annual remuneration of E 4,000, which will increase by E 500 for every cent which the dividend per share exceeds the amount of 15 cents. The Chairman of the Supervisory Board will receive double, every Deputy Chairman one-and-a-half times, these amounts. Members of the Supervisory Board will be reimbursed for the VAT payable on these salaries.
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                             4  THE GENERAL MEETING
ARTICLE 10

1   The Regular General Meeting shall be held within the first fourteen months following the end of the financial year.

2   Notice of participation at each General Meeting must be submitted to the
Board of Management no later than on the last day of the statutory notification period unless the Board of Management determines a later deadline for notification. The deadline shall be published together with the notice convening the General Meeting in the company's designated journals.

3   Shareholders shall be entitled to participate and to vote in the General
Meeting if they have provided notice of their participation in due time and if their respective shares are registered in the share register; they may be represented by a proxy.

4   A proxy may be granted in writing or through electronic means to be stipulated by the company when a proxy holder chosen by the company is given the voting rights by the proxy giver. Details of the granting of such proxies will be announced in the company's designated journals along with the notice of the General Meeting.

5   The persons entitled to participate shall be provided with admission cards and ballot papers.

ARTICLE 11

1   The General Meeting shall be presided over by the Chairman of the
Supervisory Board or, if he is unable to attend, by another member of the Supervisory Board to be appointed by the Supervisory Board.

2   The voting procedure shall be determined by the person presiding over the meeting. This person may determine an alternative sequence of discussion of items.

3   Resolutions of the General Meeting shall be passed by a simple majority of the votes cast, provided there is no compulsory legal provision to another effect. This shall apply also to resolutions on the admission of non-group shareholders to Allianz Versicherungs-AG under Article 4, Section 3 of the Articles of Association. As far as the law requires a capital majority in addition to a majority of votes, a simple majority of the capital stock represented at the time the resolution is passed shall be sufficient, to the extent that this is legally admissible.

                               5  ANNUAL ACCOUNTS
ARTICLE 12

     The Board of Management shall draw up the Annual Balance Sheet, the Profit and Loss Account and Notes (Annual Accounts) and the Annual Report, and submit these to the Auditor within the time prescribed by law.

ARTICLE 13

     In adopting the Annual Accounts, the Board of Management and the Supervisory Board may transfer more than one half of the annual net profit to revenue reserves, until one half of the capital stock is attained.

ARTICLE 14

     To the extent the Company has issued participation rights and such rights entitle the bearer to a claim in a share of the retained earnings of the Company, a claim by the shareholders to such share of the retained earnings shall be excluded.

     Only the German Version of this document is legally binding on Allianz AG and its directors, managers and employees.